FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

1.	Press Release: MIND CTI Reports 28% Rise in Revenue and $0.07 Profit per Share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 5, 2010	By Order of the Board of Directors, /s/ Monica Eisinger Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number    Description of Exhibit

1.      Press Release: MIND CTI Reports 28% Rise in Revenue and $0.07 Profit per Share.

MIND CTI Reports 28 % Rise in Revenue and $0.07 Profit per Share
Cash Flow from Operating Activities of $2.4 Million in Q1 2010
Conference Call Scheduled for May 6, 2010 at 8:30 AM Eastern Time

Yoqneam, Israel, May 5, 2010 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the first quarter 2010.

Key Highlights
•	Revenues were $5.3 million, a 28% increase over the first quarter of 2009.
•	One new customer, one major upgrade and one major enhancement.
•	Operating income, excluding amortization of intangible assets of $84 thousand and equity-based compensation expense of $42 thousand, was $1,598 thousand, or 30 % of revenue.
•	GAAP operating income was $1,472 thousand, or 28 % of revenue.
•	GAAP net income was $1,356 thousand or $0.07 per share.
•	Cash flow from operating activities was $2,446 thousand.
•	Backlog as of March 31, 2010 includes $10 million that is expected to be billed by year-end.
•	Cash position increased by $2.3 million to $20.5 million on March 31, 2010.

Revenue Distribution for Q1 2010
Sales in the Americas represented 51.7% and sales in Europe represented 33.1% of total revenue and the rest divided between Israel, Africa and Asia-Pacific.

Revenue from customer care and billing software totaled $4.3 million, while revenue from enterprise call accounting software was $956 thousand.

Conference Call Information
MIND will host a conference call on May 6, 2010 at 8:30 a.m., Eastern Time, to discuss the Company's first quarter 2010 results and other financial and business information. The call will be carried live on the Internet via www.earnings.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K as well.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Year ended
	ended March 31,		December 31,
	2010	2009	2009
	U.S. $ in thousands
	(except per share data)

Revenues	$5,278	$4,111	$17,574
Cost of revenues	1,674	1,428	6,413
Gross profit	3,604	2,683	11,161
Research and development expenses	1,081	1,205	4,448
Selling and marketing expenses	617	491	2,220
General and administrative expenses	434	698	2,324
Operating income	1,472	289	2,169

Financial income (expenses):
Auction rate securities settlement			18,500
Impairment of auction rate securities			(941)
Other financial income (expenses) - net	(94)	(28)	256
Income before taxes on income	1,378	261	19,984
Taxes on income	22	49	197
Net income for the year	$1,356	$212	$19,787

Earning per ordinary share:
Basic and diluted	$0.07	$0.01	$1.04

Weighted average number of ordinary shares used
in computation of earnings per ordinary share -
in thousands:

Basic	18,429	19,438	19,012

Diluted	18,489	19,438	19,012

MIND C.T.I. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2010	2009
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$19,411	$15,995
Short term bank deposits	1,065	2,183
Accounts receivable:
Trade	880	1,246
Other	185	201
Prepaid expenses	152	91
Deferred cost of revenues	288	141
Inventories	34	34
Total current assets	22,015	19,891

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Severance pay fund	1,236	1,208
Deferred cost of revenues	215	125
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	970	1,043
INTANGIBLE ASSETS, net of accumulated amortization	534	655
GOODWILL	5,989	6,029
Total assets	$30,959	$28,951

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$375	$450
Other	1,604	1,581
Deferred revenues	3,428	2,545
Dividend payable	3,686
Total current liabilities	9,093	4,576
LONG TERM LIABILITIES :
Deferred revenues	97	216
Employee rights upon retirement	1,533	1,472
Total liabilities	10,723	6,264

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	39,147	39,105
Differences from translation of foreign currency financial statements of a subsidiary	(1,215)	(1,052)
Treasury shares	(2,800)	(2,800)
Accumulated deficit	(14,950)	(12,620)
Total shareholders’ equity	20,236	22,687
Total liabilities and shareholders’ equity	$30,959	$28,951

MIND C.T.I. LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Year ended
	ended March 31,		December 31,
	2010	2009	2009
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,356	$212	$19,787
Adjustments to reconcile net income to net cash provided by
operating activities:
Auction rate securities settlement			(18,500)
Depreciation and amortization	180	200	778
Impairment of auction rate securities			941
Deferred income taxes, net		39	113
Accrued severance pay	79	19	39
Capital gain on sale of property and equipment - net	(4)	(9)	(10)
Employees share-based compensation expenses	42	36	143

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	348	27	2,265
Other	15	88	(51)
Decrease (increase) in prepaid expenses and deferred charges	(299)	(38)	270
Decrease in inventories			2
Increase (decrease) in accounts payable and accruals:
Trade	(73)	(155)	(19)
Other	37	(3)	(169)
Increase in deferred revenues	765	180	677
Net cash provided by operating activities	2,446	596	6,266

Cash flows from investing activities:
Proceeds from cash settlement			18,500
Purchase of property and equipment	(35)	(75)	(367)
Severance pay funds	(46)	(220)	(416)
Investment in short term bank deposits		(1,104)	(2,183)
Proceeds from short term bank deposits	1,118
Proceeds from sale of property and equipment	12	68	194
Net cash provided by (used in) investing activities	1,049	(1,331)	15,728
Cash flows from financing activities:
Cost of acquisition of treasury shares		(151)	(1,169)
Dividend paid			(14,780)
Net cash used in financing activities		(151)	(15,949)
Translation adjustments on cash and Cash equivalents	(79)	(28)	228
Increase (decrease) in cash and cash equivalents	3,416	(914)	6,273
Balance of cash and cash equivalents at beginning
Of period	15,995	9,722	9,722
Balance of cash and cash equivalents at end of period	$19,411	$8,808	$15,995